Exhibit (h)(161)

JANUS HENDERSON SUSTAINABLE MULTI-ASSET ALLOCATION FUND

August 1, 2022

Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”) with respect to Janus Henderson Sustainable Multi-Asset Allocation Fund (the “Fund”).1 This letter is to inform you that the Adviser will waive all or a portion of its management fee (or otherwise reimburse/waive expenses), as applicable, until October 31, 2023, under the following conditions:

In the event the operating expenses allocated to the Fund (excluding the expenses of any underlying fund), including the amount payable to the Adviser pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.16% of average daily net assets, the Adviser shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund by the amount of such excess; provided, however, there shall be excluded from such expenses shareholder servicing fees, such as transfer agency fees (including out of pocket costs), and administrative services fees, as well as the amount of any items not normally considered operating expenses such as acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to the Adviser and/or by the Adviser to the Fund.

For any reimbursement paid by the Adviser to the Fund or any fee reduction by Adviser pursuant to this letter, for a three year period commencing with operations of the Fund, the Adviser shall be permitted to recoup such reimbursement or fee reduction from the

[1] Class D Shares are the sole share class of the Fund.
Janus Henderson Investors 151 Detroit St, Denver, CO 80206 T +1(800) 525 3713 F +1(877) 319 3852 W janushenderson.com

Fund, provided that at no time during the term of this letter shall the expenses allocated to the Fund, with the exceptions noted above, exceed 0.16% of average daily net assets, and as otherwise noted in this Agreement. This provision survives the term of this letter.

This waiver/reimbursement will continue in effect until October 31, 2023, unless otherwise terminated, revised or extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

JANUS HENDERSON INVESTORS US LLC	JANUS INVESTMENT FUND

By:	/s/ Jesper Nergaard	By:	/s/ Abigail Murray
Jesper Nergaard Vice President and Head of US Fund Administration		Abigail Murray Vice President, Secretary, and Chief Legal Officer

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